AMARC RESOURCES LTD.

THREE MONTHS ENDED JUNE 30, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1      DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2012, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of August 23, 2012.

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2      OVERVIEW

Amarc is focused on mineral exploration at its 100% owned Newton gold discovery, its 100% owned extensive claim holding at Galileo, and the new 100% owned Silver Vista silver-copper project located in central British Columbia ("BC"). The Newton property is located 175 kilometres south of New Gold Inc.'s Blackwater gold deposit while the Galileo property lies 16 kilometres to the west of Blackwater. The Silver Vista property is located 55 kilometres northeast of Smithers, BC. The Company continues to monitor mineral developments throughout British Columbia with a view to potentially making additional value-adding project acquisitions.

At the Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at Blackwater. The Company recently completed approximately 16,000 metres of delineation drilling in 45 diamond drill holes at Newton. A mineral resource estimate in compliance with National Instrument 43-101 is underway.

At Galileo, field evaluation of five sulphide mineralized systems identified by Induced Polarization ("IP") field geophysical surveys in 2011 has been completed. Additional targets on the extensive claim holding generated from surveys carried out in 2012 are being evaluated. Once all assessments are completed drill priorities will be established.

Amarc has acquired a 100% interest in the Silver Vista property which has the potential to host a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 635 square kilometres of mineral claims in the region of Silver Vista to cover prospective host rocks. The Company is planning to comprehensively explore this new project.

The Company has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing BC's next major precious metal mine.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Figure 1. Location of the Company's properties

The Newton Property

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Wide spaced exploration core drilling by previous operators at Newton tested for porphyry-style copper mineralization which, in general, returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11) positioned in the easternmost part of the area drilled intercepted 105 metres of 1.15 g/t gold (including 41 metres at 2.49 g/t gold), 95 metres at 0.51 g/t Au, 60 metres of 0.69 g/t gold and 46 metres of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggested that the property held potential for a bulk-tonnage gold deposit.

By early 2011 Amarc had completed 42 very wide spaced diamond drill holes within a major sulphide mineralized system, as indicated by an extensive chargeability IP anomaly, which extends over an area of approximately eight square kilometres. Several of the drill holes located in the southeastern sector of this extensive mineralized system intercepted broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from the discovery drill program include hole 9001 (69 metres at 1.41 g/t gold), hole 9003 (129 metres at 0.84 g/t gold), hole 9004 (189 metres at 1.56 g/t gold including 141 metres at 2.01 g/t gold), and hole 9014 (138 metres at 0.74 g/t gold) (see the MD&A in respect of June 30, 2011 for tabulated assay results for the 14-hole, 2010 discovery drill program). It was also established that the discovery zone had the potential to extend eastward under shallow cover from hole 11040 which intercepted 156 metres at 0.58 g/t gold including 27 metres at 1.12 g/t gold from surface (see the MD&A in respect of June 30, 2011 for tabulated assay results for the 28-hole, 2011 drill program).

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drilling designed to delineate the grade and continuity of gold mineralization extending under shallow cover from Amarc's discovery zone commenced in late September 2012. To date 16,000 metres of drilling in 45 diamond holes have been completed (holes 11044 to 12088). Total drilling of the Newton deposit is now approximately 23,300 metres in 72 holes. Results from the delineation drilling are summarized in the Table of Assay Results below.

Drilling activities on the project have now been placed on standby, so that all assay results and information from on-going geological studies can be compiled and a resource estimate for the Newton deposit completed.

NEWTON PROJECT
ASSAY RESULTS FROM THE 2011 - 2012 DELINEATION DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
11044		56.4	350.0	293.6	0.61	2.3	0.65
11044	incl.	56.4	204.0	147.6	0.73	3.1	0.79
11044	and	56.4	92.0	35.6	1.43	6.0	1.53
11044	incl.	272.0	338.0	66.0	0.84	1.8	0.87
11044	and	272.0	317.0	45.0	1.02	2.0	1.05
11045		16.3	178.0	161.7	1.05	3.6	1.11
11045	incl.	52.0	178.0	126.0	1.24	4.1	1.31
11045	and	79.0	157.0	78.0	1.71	5.1	1.80
11045	and	79.0	115.0	36.0	2.51	8.7	2.65
11045	and	85.0	88.0	3.0	12.50	18.5	12.81
11046		68.0	83.0	15.0	0.23	1.7	0.26
11047		17.0	50.0	33.1	0.54	3.1	0.59
11048		34.0	175.0	141.0	0.65	1.7	0.68
11048	incl.	34.0	49.0	15.0	0.80	4.1	0.86
11048	incl.	73.0	109.0	36.0	1.23	2.2	1.26
11048		277.0	337.0	60.0	0.60	2.1	0.63
11049		23.5	144.0	120.5	0.86	2.2	0.90
11049	incl.	23.5	84.0	60.5	1.21	2.3	1.24
11049		213.0	342.0	129.0	0.71	3.4	0.76
11049	incl.	228.0	261.0	33.0	1.00	5.2	1.08
11049	incl.	297.0	315.0	18.0	1.40	2.3	1.43
11050	No reportable intercepts
11051		81.0	129.0	48.0	0.77	3.7	0.84
11051	incl.	81.0	102.0	21.0	0.96	5.5	1.05
11051		315.0	408.0	93.0	0.76	1.8	0.79
11051	incl.	366.0	408.0	42.0	1.21	0.8	1.22

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
11051a	No reportable intercepts
11052		48.0	456.0	408.0	0.60	2.6	0.64
11052	incl.	48.0	207.0	159.0	0.84	3.1	0.89
11052	and	99.0	207.0	108.0	1.00	3.6	1.06
11052	and	138.0	207.0	69.0	1.23	4.7	1.31
11052	and	168.0	171.0	3.0	7.70	3.6	7.76
11052	incl.	318.0	456.0	138.0	0.60	2.8	0.65
11052	and	378.0	456.0	78.0	0.73	2.8	0.78
11052	and	378.0	426.0	48.0	0.93	3.8	0.99
11053		79.0	94.0	15.0	0.47	1.9	0.50
11053		166.0	187.0	21.0	0.65	1.4	0.67
11053		235.0	271.0	36.0	0.87	1.5	0.90
11053	incl.	235.0	238.0	3.0	3.58	1.4	3.60
11053	and	256.0	259.0	3.0	4.89	3.5	4.95
11053		445.0	475.0	30.0	0.64	1.0	0.66
11054		43.0	442.0	399.0	0.50	2.4	0.54
11055		30.1	151.0	120.9	0.70	2.4	0.74
11055	incl.	78.0	151.0	73.0	0.86	2.0	0.90
11055		238.0	286.0	48.0	0.57	2.8	0.62
11056	No reportable intercepts
12057		68.0	134.0	66.0	0.60	3.3	0.65
12057	incl.	89.0	134.0	45.0	0.70	3.5	0.76
12057		149.0	164.0	15.0	0.63	2.0	0.67
12057		239.0	254.0	15.0	1.30	2.7	1.35
12057		269.0	305.0	36.0	0.54	0.9	0.56
120584		36.0	42.0	6.0	0.47	7.8	0.60
12059	No reportable intercepts
12060		11.6	332.9	321.3	0.55	3.0	0.60
12060	incl.	11.6	179.9	168.3	0.71	3.8	0.77
12060	and	21.0	99.0	78.0	0.93	6.2	1.03
12060	and	75.0	99.0	24.0	1.84	12.4	2.04
12060	and	147.0	177.0	30.0	0.69	1.5	0.72
12061		82.0	154.0	72.0	0.31	1.6	0.34
12061		334.0	343.0	9.0	0.48	2.3	0.52
12062		354.0	372.0	18.0	0.49	1.2	0.51
12062		390.0	435.0	45.0	0.41	1.5	0.43

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
12063		28.0	34.0	6.0	1.13	4.6	1.21
12063		52.0	208.0	156.0	0.40	12.7	0.61
12063	incl.	52.0	139.0	87.0	0.49	19.9	0.82
12063	and	52.0	76.0	24.0	0.71	24.1	1.11
12064		22.4	43.0	20.6	0.65	2.7	0.70
12064		76.0	91.0	15.0	0.55	6.1	0.65
12065		19.2	28.0	8.8	0.39	5.5	0.48
12065		43.0	388.0	345.0	0.43	3.6	0.49
12065	incl.	46.0	67.0	21.0	0.49	7.7	0.62
12065	incl.	97.0	112.0	15.0	0.37	17.5	0.66
12065	incl.	205.0	388.0	183.0	0.55	2.0	0.59
12065	and	244.0	328.0	84.0	0.72	2.0	0.76
12065	and	244.0	259.0	15.0	1.09	2.3	1.13
12065	and	292.0	328.0	36.0	0.82	2.5	0.86
12066	No reportable intercepts
12067		19.5	100.0	80.5	0.32	7.3	0.45
12067	incl.	19.5	55.0	35.5	0.44	6.6	0.55
12067		160.0	250.0	90.0	0.30	2.7	0.35
12068		33.0	39.0	6.0	0.47	1.8	0.50
12068		66.0	162.0	96.0	0.46	2.8	0.51
12068	incl.	126.0	162.0	36.0	0.69	4.0	0.75
12068	and	147.0	162.0	15.0	1.02	5.9	1.12
12068		246.0	252.0	6.0	0.92	2.0	0.96
12069		28.0	102.0	74.0	0.40	3.9	0.47
12069	incl.	63.0	72.0	9.0	0.76	3.8	0.82
12069	incl.	90.0	102.0	12.0	0.56	4.8	0.64
12069		279.0	306.0	27.0	0.49	2.8	0.54
12070		74.0	104.0	30.0	0.38	3.0	0.43
12070		203.0	221.0	18.0	0.35	0.8	0.36
12070		266.0	293.0	27.0	0.80	3.1	0.86
12070	incl.	278.0	293.0	15.0	1.12	4.9	1.20
12071		104.0	113.0	9.0	0.33	0.3	0.33
12071		203.0	218.0	15.0	0.40	1.9	0.43
12072	No reportable intercepts
12073		115.0	124.0	9.0	0.37	0.8	0.38
12074		37.0	46.0	9.0	0.40	2.0	0.43

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
12075	No reportable intercepts
12076		288.0	459.0	171.0	0.69	2.1	0.73
12076	incl.	321.0	447.0	126.0	0.82	2.2	0.86
12076	and	321.0	342.0	21.0	0.96	4.6	1.04
12076	and	384.0	447.0	63.0	1.07	1.5	1.09
12077		94.0	106.0	12.0	0.33	0.8	0.35
12078	No reportable intercepts
12079		20.2	173.0	152.8	0.70	4.7	0.78
12079	incl.	23.0	53.0	30.0	1.08	9.8	1.24
12079	incl.	116.0	173.0	57.0	0.78	3.8	0.84
12080	No reportable intercepts
12081		130.0	139.0	9.0	0.53	1.2	0.55
12082		38.0	242.0	204.0	0.71	3.1	0.76
12082	incl.	56.0	98.0	42.0	0.84	4.7	0.92
12082	incl.	125.0	131.0	6.0	3.40	6.0	3.50
12082	incl.	158.0	188.0	30.0	0.85	4.2	0.92
12082	incl.	194.0	224.0	30.0	0.82	1.5	0.85
12082		305.0	314.0	9.0	0.52	3.9	0.58
12082		365.0	401.0	36.0	0.42	1.9	0.45
12083		106.0	118.0	12.0	0.66	3.6	0.72
12083		136.0	145.0	9.0	0.36	0.9	0.37
12083		160.0	205.0	45.0	0.57	2.1	0.60
12083	incl.	160.0	184.0	24.0	0.79	1.7	0.82
12083		259.0	289.0	30.0	0.57	4.5	0.64
12084		69.0	72.0	3.0	4.71	1.3	4.73
12084		90.0	99.0	9.0	1.01	8.0	1.14
12084		153.0	195.0	42.0	0.56	3.7	0.62
12084	incl.	156.0	180.0	24.0	0.70	5.0	0.78
12084		243.0	279.0	36.0	2.63	2.4	2.67
12084	incl.	249.0	252.0	3.0	21.10	1.2	21.12
12084		291.0	549.0	258.0	0.44	1.4	0.47
12084	incl.	360.0	432.0	72.0	0.58	1.1	0.60
12084	incl.	507.0	546.0	39.0	0.76	2.2	0.80
12085	No reportable intercepts
12086		14.6	23.0	8.4	0.32	1.0	0.34
12086		173.0	179.0	6.0	1.80	5.2	1.89

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
12086		260.0	290.0	30.0	0.38	1.0	0.39
12087	No reportable intercepts
12088	No reportable intercepts

Notes:

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

2.	All holes are vertical, except for holes 12063, 12064, 12072, 12074, 12080, 12086 and 12088.

3.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

4.	Hole lost at 112 metres when entering favoured host rock.

The age and geological characteristics of the gold mineralization drilled at Newton demonstrate striking similarities to the mineralization at New Gold's Blackwater deposit located approximately 175 kilometres to the north.

The most intensively developed mineralization, which is typified by disseminated sulphides, is preferentially localized within pervasively altered felsic volcanic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

Included in the approximately 1,290 square kilometre Newton property are extensive mineral claims extending to the south of the discovery area. The region has favourable geology and geochemistry for porphyry gold-copper deposits and possibly Newton-style gold deposits. In 2010 and 2011, Amarc delineated a number of deposit scale targets for ground follow-up by combining in-house knowledge, public domain data and the results of a 7,000-line kilometre ZTEM survey (Z-Axis Tipper Electromagnetic System) and a high-sensitivity magnetometer airborne geophysical survey.

Field evaluations in 2010 and 2011, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined four significant IP geophysical targets for drill testing, three of which have coincident copper-molybdenum multi-element geochemical anomalies.

The Newton property is located some 100 kilometres west of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation, with some years of historic shutdowns, since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the New Prosperity gold-copper project (Proven and Probable Reserves of 831 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Amarc Acquires 100% of Newton

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed).

All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

A $4.9 million exploration program budget was approved, executed, and completed by the Newton Joint Venture during the latter half of calendar 2011 and the beginning of calendar 2012. In January 2012, a further $4.4 million program and budget was approved by the Newton Joint Venture in relation to the ongoing delineation drilling.

On March 1, 2012, Newton Gold ceased funding the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, subsequent to the year end, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive working relationship.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the approximately 1,400 square kilometre Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

In early 2011, the Company completed an approximately 4,400 line kilometre helicopter-borne, magnetic and electromagnetic geophysical survey over the Galileo and Hubble properties from which twelve deposit-scale targets were identified. Initial field based IP ground geophysical surveys completed over these targets identified six target areas for drill testing. Amarc crews have been dispatched to the field to carry out geological mapping and soil and rock geochemical sampling over the five target areas located on the Galileo property so that drill priorities can be established. Drill permits have been received.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Analytical results have been received from an initial diamond drill program, completed in 2012, designed to test a prioritized area within the three square kilometre IP anomaly defined on the Hubble property. A 700 meter drill program encountered broad intervals of pyrite-bearing lithologies with no economic mineralization.

In addition, the Company recently completed an additional approximately 720 line kilometers of helicopter-borne, magnetic geophysical surveying on the Franklin property and over new mineral claims which have been added to the Galileo and Hubble properties. A number of encouraging deposit scale targets were identified for field evaluation this season. Permits for IP ground geophysical surveys covering the new targets identified on Galileo have been submitted to the government.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Indicated Resources of 230 million tonnes at an average grade of 0.96 g/t gold containing 7.1 million gold ounces; and Inferred Resource of 98 million tonnes at an average grade of 0.77 g/t gold containing 2.4 million gold ounces; New Gold news release June 18, 2012).

Amarc is actively working to establish a positive relationship with the local First Nations and other communities in the area of its Blackwater district properties.

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Franklin Property

In March 2012, Amarc acquired by purchase agreement the approximately five square kilometre Franklin exploration property. The Franklin property lies 17 kilometres north of the Blackwater deposit. Franklin Agreement In March 2012, Amarc purchased outright 100% of the Franklin property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $10,000 and the issuance to the Vendors of 10,000 Amarc common shares. The cash payment and the share issuance were completed in April 2012.

The Hubble East Property

In December 2011, Amarc acquired by purchase agreement the 70 square kilometre Hubble East exploration property. Hubble East is included within the 100% Amarc owned Hubble Property.

Hubble East Agreement

In December 2011, Amarc purchased 100% of the Hubble East property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $50,000 and the issuance to the Vendors of 80,000 Amarc common shares. The cash payment and the share issuance were completed in January 2012.

The Blackwater South Property

In September 2011, Amarc acquired by option agreement the 49 square kilometre Blackwater South exploration property. The Blackwater South property which lies directly to the south of Silver Quest's 3T's vein gold deposit is included within Amarc's 100% owned Galileo Property. Permit applications for proposed exploration works have been submitted to the provincial government.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Blackwater South Agreement

In September 2011, Amarc entered into an option agreement with an unrelated individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period. The Optionor retains an NSR of 2% which can be reduced to 1% by making a cash payment of $1 million. The remaining 1% royalty is capped at total royalty payments of $5 million.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista property, located in west central British Columbia. Previous exploration on the Silver Vista property indicates the potential for a significant bulk tonnage silver-copper discovery. In addition Amarc has staked approximately 635 square kilometres of mineral claims in the region of the Silver Vista property to cover prospective host rocks. The Company is planning to comprehensively explore this new project with the objective of determining the full extent and geometry of the silver-copper mineralization.

A helicopter-borne geophysical survey was completed over the entire property in July 2012. Results are under review.

Historical exploration on the Silver Vista property defined a strong and continuous northwest-southeast trending, 1.2 kilometres long by 150 to 500 metres wide silver-in-soils anomaly, with associated copper. This anomaly remains completely open. Samples of sedimentary rock from historical trenching in the northern part of the soils anomaly returned 16.5 metres at 74 g/t silver and 0.43% copper, 10.2 metres at 38 g/t silver and 0.24% copper, and 15.0 metres at 28 g/t silver and 0.53% copper.

Fourteen shallow core holes have been drilled across a distance of some 600 metres outwards from the area of historical trenching. Nine of the 14 historical drill holes intercepted significant intervals of disseminated silver and copper mineralization hosted by sedimentary rocks, including: 36.6 metres at 32.3 g/t silver and 0.50% copper, including 3.5 metres at 163.9 g/t silver and 3.03% copper, and 45.5 metres at 45.4 g/t silver and 0.06% copper. Major portions of core from a number of these drill holes were not assayed and several holes bottomed in strong mineralization.

Amarc is reporting these historical results from the limited historical trenching and drilling only to indicate the potential and style of mineralization at the Silver Vista project. The extent and geometry of silver-copper mineralization in the trenched and drilled area or its potential extensions cannot be currently determined due to the variable orientation, length, and lack of continuous sampling of the trenches and drill holes.

Reported assay results from historical drilling are given in the Table of Historical Reported Assay Results below.

SILVER VISTA PROJECT
TABLE OF HISTORICAL REPORTED ASSAY RESULTS 3

Drill Hole ID	Hole Length (m)	Intervals Not Assayed (m)	From (m)	To (m)	Int. [2] (m)	Ag (g/t)	Cu (%)	Zn (%)	AgEQ [1] (g/t)	AgEQ [1] (oz/ton)
91-1	67.1		15.0	19.9	4.9	27.9	0.03	0.22	30.2	0.9

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Hole Length (m)	Intervals Not Assayed (m)	From (m)	To (m)	Int. [2] (m)	Ag (g/t)	Cu (%)	Zn (%)	AgEQ (g/t)	AgEQ [1] (oz/ton)
			36.6	67.1	30.5	30.0	0.18	0.19	46.0	1.3
		0.0-3.9
91-2	100.6		No reportable intercept from short portion of core assayed
		0.0-97.5
91-3	67.1		4.0	67.1	63.1	40.1	0.11	0.14	49.8	1.5
		0.0-4.0
91-4	85.3		39.6	64.1	24.5	67.3	0.09	0.16	75.1	2.2
		0.0-7.0
		15.2-39.6
		67.1-85.3
91-5	61.0		15.5	61.0	45.5	45.4	0.06	0.13	50.2	1.5
			24.4	38.7	14.3	114.0	0.15	0.20	127.1	3.7
		0.0-7.3
91-6	76.2		12.2	38.3	26.1	14.2	0.24	0.13	35.3	1.0
		0.0-7.0
		51.8-70.1
92-1	129.5		48.8	79.3	30.5	34.5	0.04	0.13	38.0	1.1
			109.8	129.5	19.7	17.8	0.11	0.10	27.1	0.8
		0.0-3.1
92-2	213.4		176.8	213.4	36.6	32.3	0.50	0.14	76.1	2.2
			192.0	195.5	3.5	163.9	3.03	0.21	431.7	12.6
		0.0-2.1
		24.4-48.8
		51.8-75.4
		79.3-176.8
92-3	86.9		No reportable intercept from short portions of core assayed
		0.0-4.6
		33.5-51.5
		51.9-86.9
92-4	80.8		No reportable intercept from short portions of core assayed
		0.0-6.1
		27.4-77.7
92-5	76.2		30.5	54.9	24.4	18.5	0.03	0.12	21.4	0.6
		0.0-3.1
		64.0-76.2
92-6	79.3		21.3	38.5	17.2	22.2	0.03	0.17	25.1	0.7

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Hole Length (m)	Intervals Not Assayed (m)	From (m)	To (m)	Int. [2] (m)	Ag (g/t)	Cu (%)	Zn (%)	AgEQ [1] (g/t)	AgEQ [1] (oz/ton)
		0.0-3.1
		54.9-79.3
92-7	76.2		No reportable intercept from short portion of core assayed
		0.0-45.0
		61.0-76.2
92-8	79.3		No reportable intercept from short portion of core assayed
		0.0-9.4
		10.3-79.3

Notes

1.	Silver equivalent calculations use metal prices of Ag US$21.35/oz and Cu US$2.75/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.

2.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

3.

The table is compiled from historical drill summaries and assay reports. Historical sample handling and quality control methods may not meet current standards. Although Amarc believes that the information provides a reasonable guide for initial exploration on the property, the Company plans to re-assess the historical drill core.

The silver and copper mineralization (reported to be native silver and chalcocite) and associated alteration at Silver Vista is subtle and at this time poorly understood. However, the Company believes that the project could have similar potential to important bulk tonnage silver deposits found around the world, such as the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper, and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website), the Navidad deposit in Argentina (Measured Resources 15 million tonnes at 137 g/t silver, 1.44% lead and 0.10% copper, Indicated Resources 140 million tonnes at 126 g/t silver, 0.79% lead and 0.04% copper, and Inferred Resources of 46 million tonnes at 81 g/t silver, 0.57% lead and 0.02% copper (Pan American Silver Corp. website), and the former Candalaria mine in USA (historic production of over 68 million ounces of silver and current Measured & Indicated Resources of 14 million tonnes at 100 g/t silver, and Inferred Resources of 46 million tonnes at 46 g/t silver, Silver Standard Resources Inc. website).

Amarc also staked approximately 635 square kilometres of mineral claims in the Silver Vista region to cover prospective host rocks and anomalies.

The Silver Vista property is located approximately 55 kilometres northeast of the town of Smithers and 300 kilometres northwest of northern BC's regional hub city of Prince George. The area is characterized by gentle topography. The region is well-served by existing transportation and power infrastructure and is connected via the Canadian National Railway at Smithers to the deep water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration industry.

The Silver Vista Property Agreement

In July 2012, Amarc purchased the 30 square kilometre Silver Vista property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Amarc is actively working to establish a positive relationship with the local First Nations and other communities in the area of its Silver Vista property.

The Tulox Property

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

The Tulox Property Agreement

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Tulox Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013. In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Tulox Property by spending $2,000,000 in exploration expenses on the Tulox Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending December 2014.

To March 31, 2012, the Company had received $10,000 cash and 775,000 Tulox common shares under the agreements and a further 225,000 Newlox common shares under the amended option agreement. The agreement is subject to certain conditions including regulatory approval.

The Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Tulox Property. In addition, the Company has a "back–in right" whereby the Company can acquire a 60% interest in the Tulox Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, have steadily increased until late 2011. The price of copper in 2012 has decreased from the average price in 2011.

Although gold prices have dropped from time to time, over the past five years the average annual price has steadily increased. This upward trend continues in 2012.

Silver prices were impacted by economic volatility in 2008–2009. Prices increased significantly in 2010. The upward trend in the silver price continued through most of 2011, reaching as high as US$43 per ounce. Prices have ranged between US$20 and US$37 per ounce since October 2011.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	copper	gold	silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012 (to the date of this MD&A)	3.61/lb	1,642/oz	30.30/oz

1.3      SELECTED ANNUAL INFORMATION

Not required for interim MD&A

1.4      SUMMARY OF QUARTERLY RESULTS

The amounts are expressed in thousands of Canadian dollars (rounded), except share amounts which are expressed in thousands, and per share amounts which are expressed in dollars. Small differences are due to rounding.

Statements of Comprehensive	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Loss – Summarized	ended	ended	ended	ended	ended	ended	ended	ended
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2012	2012	2011	2011	2011	2011	2010	2010
Expenses
Exploration	$2,737	$2,345	$2,564	$1,417	$252	$1,551	$1,645	$1,371
Administration	499	615	414	412	311	369	317	325
Share based payments	165	169	172	458	–	–	–	–
Other items	(171)	(239)	(307)	(265)	(746)	(293)	15	–
Net loss (gain)	3,230	2,890	2,843	2,022	(183)	1,627	1,977	1,696
Unrealized loss on marketable securities	60	9	(1)	(64)	(47)	(55)	(15)	(5)
Loss on marketable securities	–	88	–	–	–	–	–	–
Comprehensive loss	3,290	$2,987	$2,842	$1,958	$(230)	$1,572	$1,962	$1,691

Basic and diluted loss per share	$0.02	$0.03	$0.03	$0.02	$(0.00)	$0.02	$0.02	$0.02
Weighted average number of common shares outstanding (millions)	138.6	112.7	102.7	102.7	102.7	89.1	87.3	83.8

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5      RESULTS OF OPERATIONS

The Company recorded a net loss of $3,230,000 for the three months ended June 30, 2012, compared to a net gain of $183,000 for the same period in fiscal year 2012.

The increase in the loss for the current period compared to fiscal year 2012 was due primarily to increases in exploration expenses, administration expenses, and share based payments. In the three months ended June 30, 2011 the Company had a gain of $679,050 on the sale of a 20% interest in certain mineral claims to the Newton Joint Venture.

	Three months ended June
	30

	2012	2011
	($ 000's)	($ 000's)	Discussion

Exploration	2,737	252	The increase was due to a higher level of exploration activities compared to the same period of fiscal year 2012.

			During the quarter ended June 30, 2012, the Company was continuing its exploration program to delineate and develop the Newton property.

			In addition, the exploration activities at the Galileo and Hubble projects also increased.

			The increase in exploration activities was caused by an increase in geophysical, diamond drilling and site expenses compared to the same period of fiscal year 2012.

Administration	499	311	The increase in administration expenses was mainly due to the generally increased activities of the Company.

Share based payments	165	–

In the second quarter of fiscal year 2012, the Company granted stock options to employees and directors.

Share based payments expense in the three months ended June 30, 2012 was mainly due to the amortization of stock options. There was no share based payments expense charged to operations during the same period of fiscal year 2012.

Interest income	(40)	(21)	The increase was due to higher cash balances on hand, as a result of the equity capital raised early in the fourth quarter of fiscal year 2012.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6      LIQUIDITY

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

At June 30, 2012, the Company had working capital of $12.6 million compared to working capital of $7.7 million at June 30, 2011. The Company's current working capital is sufficient to fund its known commitments.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Three months ended June 30
	2012	2011

Net cash used in operating activities	$(4,235,605)	$552,474

Net cash provided by investing activities	$29,603	$16,237

Net cash provided by financing activities	$-	$-

Operating activities:	Cash used in operating activities was attributable primarily to its exploration activities and its administrative activities.

Investing activities:	The Company's investing activities consisted primarily of the receipt of interest on funds.

Financing activities:	The Company didn't have any financing activities in the three months ended June 30, 2012 and for the same period of fiscal year 2012.

1.7      CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8      OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9      TRANSACTIONS WITH RELATED PARTIES

The required disclosure is presented in note 8 of the accompanying unaudited condensed interim financial statements for three months ended June 30, 2012.

1.10    FOURTH QUARTER

Not applicable

1.11    PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12    CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13    CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 3 of the accompanying unaudited condensed interim financial statements for the three months ended June 30, 2012.

1.14    FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15    OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a) capitalized or expensed exploration and development costs: The required disclosure is presented in the unaudited condensed interim statements of comprehensive loss.

(b) expensed research and development costs: Not applicable.

(c) deferred development costs: Not applicable.

(d) general and administration expenses: The required disclosure is presented in the unaudited condensed interim statements of comprehensive loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through: None.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future financial statements.

		Exercise
	Expiry date	price	Number
Common shares			138,584,061

Options	March 30, 2013	$0.51	50,000
Options	September 23, 2014	$0.32	2,433,400
Options	September 23, 2014	$0.40	30,000
Options	September 23, 2016	$0.32	3,051,300

Warrants	September 06, 2013	$0.60	15,213,883

1.15.3 INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

1.15.4 DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.5 LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.16    RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including currency, political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

  the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
  metal prices, which are highly cyclical; and
  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Some of our properties are located near First Nations communities, and the exploration and development of these properties may be subject to aboriginal rights and title, and opposition by First Nations communities.

If First Nations are determined to have aboriginal rights in the area the Company would enter into consultation with them and potentially, agreements generally referred to as Impact Benefits Agreements would be negotiated.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be required to enter into other agreements with such First Nations in order to explore or develop our properties, which could reduce the expected earnings from future production, if any.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has yet been shown to be economic has yet been found on the Company's project. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

  the progress of ongoing exploration and development;
  the results of consultants' analyses and recommendations;
  the rate at which operating losses are incurred;
  the execution of any joint venture agreements with strategic partners; and
  the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances or any other properties the Company may acquire enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's mining operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether.

The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's exploration, development and any production activities will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities could be subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.